SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               SCHEDULE 13D/A
                              (Amendment No. 1)
                 Under the Securities Exchange Act of 1934

                             PR Specialists, Inc.
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                              (Name of Issuer)

                         Common Stock, $0.001 Par Value
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                        (Title of Class of Securities)

                                 693576 10 0
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                                (CUSIP Number)

                                 David M. Bovi
                        319 Clematis Street, Suite 804
                       West Palm Beach, Florida 33401
                                (561) 655-0665
-------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Reporting Person)

                               July 31, 2002
-------------------------------------------------------------------------
    (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d.1(b)(3) or (4), check the
following box [   ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes.)

    CUSIP No. 693576 10 0
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1)  Names  of Reporting  Persons/S.S. or I.R.S.  Identification  Nos.  of
    Above Persons:

    Allen W. Gelman
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2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
    (b)

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3)  SEC  Use  Only

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4)  Sources  of  Funds  (See  Instructions):     PF/OO

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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)
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6)  Citizenship  or  Place  of  Organization:     U.S.

Number of          (7)  Sole Voting Power:             458,775
Shares Bene-
ficially           (8)  Shared Voting Power              -0-
Owned by
Each Report-       (9)  Sole Dispositive Power:        458,775
ing Person
With              (10) Shared Dispositive Power          -0-
--------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     458,775

--------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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13)  Percent  of Class  Represented  by  Amount  in Row  (11):   2.89%

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14)  Type  of  Reporting  Person  (See  Instructions):   IN
--------------------------------------------------------------------------
     This Amendment No. 1 to Schedule 13D filed by the Reporting Person on May 9, 2002 (the "Schedule 13D") amends or supplements the Schedule 13D as specifically set forth. As of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than 5% of the class of securities reported on.

Item 5 is amended to read in their entirety as follows:

Item 5.  Interest in Securities of the Issuer

     As of August 6, 2002, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

     The powers the reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

     All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days are as follows:

     Over the past 60 days, the Reporting Person:

     A. Sold 411,225 shares of Common Stock of the Issuer to an individual on July 31, 2002, pursuant to a private purchase transaction at a price of $0.0001 per share.

     B. Sold to an individual in exchange for an aggregate of $10.00, the option to acquire up to 428,571 shares of common stock from Bryan Eggers at the purchase price of $0.10 per share, and 192,857 shares of common stock from Joel Arberman at the purchase price of $0.10 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

        Except as set forth elsewhere in this Amendment No. 1 to Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits.

        A.   Stock Purchase Agreement dated July 31, 2002;

        B.   Option Assignment dated July 31, 2002


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2002


__/S/Allen W. Gelman____________
     Allen W. Gelman

                                                               [EXHIBIT A]


                           STOCK PURCHASE AGREEMENT

	THIS STOCK PURCHASE AGREEMENT (the "Purchase Agreement") is entered into as of the 31st day of July, 2002 by and between John Kevorkian (the "Buyer"); and the persons described on the signature page below under the caption "Sellers" (the "Sellers").

	WHEREAS, the Sellers are founding stockholders of PR Specialists, Inc., a Delaware corporation (the "Company"), and collectively currently own 750,000 restricted shares of common stock (the "Common Stock") of the Company;

	WHEREAS, the Sellers acquired the Common Stock for the ultimate price of $0.0001 per share, $75.00 in the aggregate;

	WHEREAS, the Sellers wish to sell and the Buyer wishes to purchase the Common Stock in exchange for $0.0001 per share, $75.00 in the aggregate, all pursuant to the terms and conditions of this Purchase Agreement;

	NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:


1.	Transfer of Common Stock.

1.1	Seller's Transfer of Common Stock. The Sellers shall sell and the
Buyer shall purchase an aggregate of 750,000 restricted shares of common stock (the "Common Stock") of the Company, as more fully described on attached Schedule A, all pursuant to the terms and conditions set forth herein.

1.2	Delivery of Common Stock to the Exchange Agent.  Upon the execution of this Purchase Agreement, each Seller shall deposit, or cause to be deposited, with David M. Bovi, P.A., the Exchange Agent, for the benefit of the Buyer, the Seller's certificate representing the fully paid and nonassessable shares of Common Stock, along with their properly executed stock powers, bank medallion signature guaranteed, for the consideration described in subparagraph 2.1 below. On the Closing Date (defined in subparagraph 1.3 below), the Exchange Agent shall deliver each Seller's certificate to the Company's transfer agent and direct such transfer agent to (i) issue new shares in the name of the Buyer; and (ii) deliver such shares to the Buyer by hand delivery or by depositing such in the United States mail, postage prepaid.

	1.3	Closing Date. The closing of the transactions described in
this Purchase Agreement shall be held on July 31, 2002, so long as all of the conditions contained in paragraph 6 of this Purchase Agreement shall have been satisfied or waived as provided herein (the "Closing Date").



        1.4 Further Assurances. From and after the Closing Date, each Seller and the Buyer shall (i) provide such further assurances to each other, (ii) execute and deliver all such further instruments and papers,
(iii) provide such records and information and (iv) take such further action as may be appropriate to carry out the transactions contemplated by and to accomplish the purposes of this Purchase Agreement.




         EXHIBIT A TO SCHEDULE 13D                                1




	2. 	Consideration for the Transfer of Common Stock.

	2.1 	Cash Consideration. As consideration for the transfer of
shares of Common Stock described in subparagraph 1.1 above, the Buyer shall transfer to the Sellers, on the Closing Date, a check or cash representing an aggregate of $75.00 U.S. Dollars, as more fully described on attached Schedule A.

        2.2 Delivery of Cash Consideration to the Exchange Agent. Upon the execution of this Purchase Agreement, the Buyer shall deposit, or cause to be deposited with the Exchange Agent, for the benefit of the Sellers, the cash consideration described in subparagraph 2.1 above. On the Closing Date, the Exchange Agent shall deliver such cash consideration to the Seller by hand delivery or by depositing such in the United States mail, postage prepaid, to the Seller.

	3. 	Representations and Warranties of the Sellers. Each Seller
represents and warrants to the Buyer as follows:

	3.1	Title to Shares of Common Stock of the Company. The Seller
has good and marketable title to the Common Stock to be transferred to the Buyer pursuant to subparagraph 1.1 of this Purchase Agreement. There is no third party lien, claim or interest against such shares, currently or threatened, and such shares are unencumbered.

	3.2	Transferability of Shares of Common Stock of the Company.
The Seller has full power and authority to transfer the shares of Common Stock to be transferred to the Buyer pursuant to subparagraph 1.1 of this Purchase Agreement, and the execution, delivery and performance of this Purchase Agreement does not require the consent, approval or authorization of any third party, including any governmental authority.

        3.3 No Conflict. The execution and delivery of this Purchase Agreement and the consummation of the transactions contemplated hereby shall not result in a breach of, or constitute a default under or a violation of the provisions of any agreement or other instrument to which the Seller is a party or by which the Seller is bound or of any law, ordinance, regulation, decree or order applicable to the Seller, and shall not conflict with any provision of the Company's articles of incorporation, bylaws or other similar documents.

        3.4 No Brokers. All negotiations relative to the execution and delivery of this Purchase Agreement and the consummation of the transactions contemplated hereby have been carried on by the Seller in a manner directly with the Buyer, without the intervention of any other person, and shall not




         EXHIBIT A TO SCHEDULE 13D                                2


give rise to any valid claim against any of the parties for any finder's fee, brokerage commission or similar payment.

	3.5	No Untrue Statements.	In connection with the execution
and delivery of this Purchase Agreement and the consummation of the transactions contemplated hereby, no statement the Seller has made in this Purchase Agreement, and no written statement contained in any certificate, schedule or other document required to be furnished by Seller to the Buyer pursuant to this Purchase Agreement, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary in order to make the statements not misleading.

	3.6 	Acknowledgment. The Seller acknowledges that the Seller
has had the benefit of financial and legal advisors with respect to this Purchase Agreement and that the Seller is not relying upon the Buyer or any person on behalf of or retained by the Buyer for any disclosure of information with respect to this Purchase Agreement. Notwithstanding, nothing in this subparagraph 3.6 shall be a defense to or mitigation of any breach by the Buyer of the Buyer's representations and warranties set forth in this Purchase Agreement.


        4. Representations and Warranties of the Buyer. The Buyer represents and warrants to each Seller as follows:

	4.1	Transferability of Consideration. On the Closing Date, the
Buyer shall have full power and authority to transfer to the Seller the consideration to be transferred to the Seller pursuant to subparagraph 1.1 of this Purchase Agreement. The execution, delivery and performance of this Purchase Agreement does not require the consent, approval or authorization of any third party, including any governmental authority.

	4.2	No Conflict. The execution and delivery of this Purchase
Agreement and the consummation of the transactions contemplated hereby shall not result in a breach of, or constitute a default under or a violation of the provisions of any agreement or other instrument to which the Buyer is a party or by which the Buyer is bound or of any law, ordinance, regulation, decree or order applicable to the Buyer.

	4.3	No Brokers.	All negotiations relative to the execution
and delivery of this Purchase Agreement and the consummation of the transactions contemplated hereby have been carried on by the Buyer in a manner directly with the Seller, without the intervention of any other person, and shall not give rise to any valid claim against any of the parties for any finder's fee, brokerage commission or similar payment.


	4.4	No Untrue Statements.	In connection with the execution
and delivery of this Purchase Agreement and the consummation of the transactions contemplated hereby, no statement the Buyer has made in this




         EXHIBIT A TO SCHEDULE 13D                                3




Purchase Agreement, and no written statement contained in any certificate, schedule or other document required to be furnished by the Buyer to the Seller pursuant to this Purchase Agreement, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary in order to make the statements not misleading.

	4.5 	Acknowledgment. The Buyer acknowledges that the Buyer has
had the benefit of financial and legal advisors with respect to this Purchase Agreement and that the Buyer is not relying upon the Seller or any person on behalf of or retained by the Seller for any disclosure of information with respect to this Purchase Agreement. Notwithstanding, nothing in this subparagraph 4.5 shall be a defense to or mitigation of any breach by the Seller of the Seller' representations and warranties set forth in this Purchase Agreement.

        4.6 Restrictions on Transfer. Buyer acknowledges that the Common Stock (i) has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), nor pursuant to the provisions of the securities act of any state; and (ii) will be sold without benefit of registration under the federal and state securities acts by reason of specific exemptions from registration provided by such acts. Further, Buyer acknowledges that there are substantial restrictions on the transferability of the Common Stock, as such securities are "restricted", and may not be sold unless such sale is exempt from registration under the Securities Act and applicable state securities laws.


	5.	Additional Representations and Warranties.

	5.1	Economic Risk; Sophistication. The Buyer and each Seller
represents and warrants that they (i) fully understand the nature, scope and duration of this Purchase Agreement, and (ii) have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of entering into this Purchase Agreement, and therefore have the capacity to protect their own interests in connection therewith.


        6.      Conditions to Closing.

	6.1	The obligation of each Seller to consummate the transactions contemplated in this Purchase Agreement with the Buyer is subject to the fulfillment or written waiver by each Seller prior to or as of the Closing Date of each of the following conditions:

                (a) Representations and Warranties. All representations and warranties set forth in this Purchase Agreement shall be true and correct as of the date of this Purchase Agreement and as of the Closing Date, as though made as of the Closing Date (except for representations and warranties that, by their express terms, speak to some other date).




         EXHIBIT A TO SCHEDULE 13D                                4




                (b) Performance. The Buyer shall have performed in all material respects all obligations required to be performed by it under this Purchase Agreement at or prior to the Closing Date.

	6.2	The obligation of the Buyer to consummate the transactions
contemplated in this Purchase Agreement is subject to the fulfillment or written waiver by the Buyer prior to or as of the Closing Date of each of the following conditions:

		(a)	Representations and Warranties. All representations
and warranties set forth in this Purchase Agreement shall be true and correct as of the date of this Purchase Agreement and as of the Closing Date, as though made as of the Closing Date (except for representations and warranties that, by their express terms, speak to some other date).

		(b)	Performance. The Seller shall have performed in all
material respects all obligations required to be performed by it under this Purchase Agreement at or prior to the Closing Date.


        7. Transfer Documents. Each Seller and the Buyer shall (i) make such other agreements and execute such other documents as the parties determine necessary to effectuate the transactions contemplated by this Purchase Agreement, and (ii) provide the other party with such additional information and documents as may reasonably be requested in connection with the securities exchanged hereunder, including information necessary to substantiate the tax basis of such securities.


	8. 	Mutual Representation and Warranty. Each Seller and the
Buyer represent and warrant to each other that this Purchase Agreement is the legal, valid and binding obligation of each party hereto, enforceable against the Seller or the Buyer, as the case may be, in accordance with the terms hereof.


	9. 	Termination and Effect.

        9.1 Mutual Consent. This Purchase Agreement may be terminated and the transactions contemplated herein may be abandoned if, at any time prior to the Closing Date, by mutual consent of the Buyer and each Seller.

	9.2	Failure to Close. This Purchase Agreement shall be
terminated and the transactions contemplated herein shall be abandoned if the Closing Event does not occur by July 31, 2002 (the "Termination Date").

	9.3	Effect of Termination. In the event this Purchase Agreement
is terminated and the transactions contemplated herein are abandoned for any reason other than as set forth in subparagraphs 9.1 or 9.2 hereof, such termination will not relieve the breaching party from liability for any willful breach of this Agreement giving rise to such termination.




         EXHIBIT A TO SCHEDULE 13D                                5




        10.     Miscellaneous.

        10.1 Survival of Representations and Warranties; Limitation of Liability. The representations and warranties of each of the parties contained herein shall survive the execution and delivery hereof, and performance of obligations hereunder, and continue in full force and effect forever hereafter (subject to any applicable statutes of limitations).

	10.2	No Third Party Beneficiaries. This Agreement shall not
confer any rights or remedies upon any person or entity other than the parties and their respective successors, assigns, heirs or legal representatives, as the case may be.

	10.3	Entire Agreement. This Purchase Agreement (including the
documents referred to herein and the Schedules hereto) constitutes the entire agreement among the parties and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, to the extent they related in any way to the subject matter hereof.

	10.4	Succession and Assignment. This Purchase Agreement shall
be binding upon and inure to the benefit of the parties named herein and their respective successors, assigns, heirs or legal representatives, as the case may be.

	10.5	Counterparts. This Purchase Agreement may be executed in
one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

	10.6	Headings. The paragraph and subparagraph headings contained
in this Purchase Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Purchase Agreement.

        10.7 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given two business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient. With respect to the Buyer, at 10 Bluff Road, Glenn Cove, NY. With respect to each Seller, at the address set forth next to their name on attached Schedule A.

Either party hereto may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Either party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.




         EXHIBIT A TO SCHEDULE 13D                                6




	10.8	Governing Law. This Purchase Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Florida.

	10.9	Amendments and Waivers. No amendment of any provision of
this Purchase Agreement shall be valid unless the same shall be in writing and signed by each of the parties hereto. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

	10.10	Severability. Any term or provision of this Purchase
Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

        10.11 Conflict of Terms. In the event of a conflict of terms and conditions between this Purchase Agreement and any other agreement, the terms and conditions of this Purchase Agreement shall prevail.

	10.12	General Interpretive Principles. For purposes of this
Purchase Agreement, except as otherwise expressly provided or unless the context otherwise requires:



     (a) The terms defined in this Purchase Agreement include the plural as well as the singular, and the use of any gender herein shall be deemed to include the other gender;
     (b) Accounting terms not otherwise defined herein have the meanings given to them in accordance with generally accepted accounting principles;
     (c) References herein to "paragraphs", "subparagraphs" and other subdivisions without reference to a document are to designated paragraphs, subparagraphs and other subdivisions of this Purchase Agreement;
     (d) A reference to a subparagraph without further reference to a paragraph is a reference to such subparagraph as contained in the same paragraph in which the reference appears;
     (e) The words "herein", "hereof", "hereunder" and other words of similar import refer to this Purchase Agreement as a whole and not to any particular provision; and
     (f) The term "include" or "including" shall mean without limitation by reason of enumeration.

	10.13	Incorporation of Schedules. The schedules identified in this
Purchase Agreement are incorporated herein by reference and made a part hereof.




         EXHIBIT A TO SCHEDULE 13D                                7




	In Witness, the parties have duly executed this Purchase Agreement as of the date first above written.


WITNESS:                                      BUYER:


____________________                          ________________________
Name:_______________                          John Kevorkian

WITNESS:                                      SELLERS:


____________________                          ________________________
Name:_______________                          Allen W. Gelman


____________________                          ________________________
Name:_______________                          Barry Kaplan


____________________                          ________________________
Name:_______________                          Jeffrey C. Taylor


____________________                          ________________________
Name:_______________                          The Nelson Trust,
                                              Shari Schulweis, Trustee


____________________                          ________________________
Name:_______________                          William and Rose Bosso, JTWROS


____________________                          ________________________
Name:_______________                          Rudolph Services Group, Inc.
                                              Patrick O'Keefe, President

____________________                          ________________________
Name:_______________                          Mario Chang




         EXHIBIT A TO SCHEDULE 13D                                8





                                 Schedule A

                       Transfer of Shares of Stock

     Pursuant to the terms of the Stock Purchase Agreement, on the Closing Date, each Seller agree to sell to the Buyer, and the Buyer agrees to purchase from each Seller, the number of shares of common stock set forth next to each Seller's name, in exchange for the consideration set forth next to each Seller's name.


--------------------------------------------------------------------------
  Name and Address of            No. of shares of     Consideration Paid $
Each Selling Stockholder           common stock
--------------------------------------------------------------------------
Allen W. Gelman                      411,225             41.12
728 NW 177th Avenue
Pembroke Pines, FL 33029
--------------------------------------------------------------------------
Barry Kaplan                          88,775             $8.88
934 N. University Drive, #158
Coral Springs, FL 33071
--------------------------------------------------------------------------
Jeffrey C. Taylor                     50,000             $5.00
90 Edgewater Dr., PH 24
Coral Gables, FL 33133
--------------------------------------------------------------------------
Nelson Family Trust,                  50,000             $5.00
Douglas Nelson, Trustee
375 Falls Point Trail
Alpharetta, Georgia 30022
--------------------------------------------------------------------------
William and Rose Bosso, JTWROS        50,000             $5.00
400 Hampton View Court
Alpharetta, Georgia 30004
--------------------------------------------------------------------------
Rudolph Services Group, Inc.          50,000             $5.00
780 S. Sapadilla Avenue
Suite 406
West Palm Beach, Florida 33401
--------------------------------------------------------------------------
Mario Chang                           50,000             $5.00
13337 South Street, Suite 188
Cerritos, California 90703-7300
--------------------------------------------------------------------------
Total                                750,000            $75.00
--------------------------------------------------------------------------




         EXHIBIT A TO SCHEDULE 13D                                9



                                                       [EXHIBIT B]

                         OPTION ASSIGNMENT


	I, Allen W. Gelman of 728 NW 177th Avenue Pembroke Pines, FL 33029, holding options by virtue of those certain written option agreements regarding PR Specialists, Inc., dated March 6, 2002, and amended July 1, 2002, attached hereto as Exhibits A and B, attached hereto and made a part hereof, given by each of Bryan Eggers and Joel Arberman to me, and covering the shares described therein, in consideration of $10.00 (ten dollars) the receipt of which is acknowledged, sell and assign to John Kevorkian of 10 Bluff Road, Glenn Cove, NY and his heirs and assigns the abovementioned option contracts and all my rights subject to all the terms and conditions of such option contracts.

	In Witness, the parties have duly executed this Option Agreement as of July ___, 2002



Witness:


____________________                            ________________________
Name:_______________                            Allen W. Gelman




____________________                            ________________________
Name:_______________                            John Kevorkian




         EXHIBIT B TO SCHEDULE 13D







                              Exhibit "A"




                       Bryan Eggers Option Agreement
               Dated March 6, 2002, Amended July 1, 2002






         EXHIBIT B TO SCHEDULE 13D



                        STOCK OPTION AGREEMENT

	THIS STOCK OPTION AGREEMENT (the "Option Agreement") is entered into as of the 6th day of March, 2002 by and between Bryan Eggers (the "Stockholder"); and the persons whose signatures appear on the Counterpart Signature Pages of this Option Agreement (the "Optionees", and each of those persons individually, an "Optionee").

	WHEREAS, the Stockholder is a stockholder of PR Specialists, Inc. a Delaware corporation ("PR Specialists"), and currently owns
3,150,000 shares of common stock of PR Specialists;

	WHEREAS, PR Specialist's common stock currently trades on the over-the-counter bulletin board with an average bid/ask price of approximately $0.10 per share;

	WHEREAS, pursuant to the terms and conditions of that certain exchange agreement of even date hereof (the "PR Specialists/Servitrust Exchange Agreement"), a copy of which is attached hereto as Exhibit A, PR Specialists will exchange shares of its common stock for common stock of Servitrust Corp., a Florida corporation;

	WHEREAS, upon the closing of the PR Specialists/Servitrust Exchange Agreement (the "Closing Event"), the Stockholder wishes to sell and each Optionee wishes to purchase options, whereby during certain exercise dates, the Optionees will be provided the opportunity to purchase up to 3,000,000 of the Stockholder's shares of common stock of PR Specialists in exchange for cash consideration, all pursuant to the terms and conditions of this Option Agreement;

	NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:


1.	Grant of Option for Transfer of Shares of Stock.

1.1 Stockholder's Option Grant for Transfer of Shares of Stock. In exchange for $50,000.00, the Stockholder shall grant and the Optionees shall acquire, an option (the "Option" or "Options"), whereby during the exercise periods (the "Exercise Periods") described on Schedule 1.1 attached hereto, the Optionees will be provided the opportunity to exercise such Options and purchase certain of the Stockholder's shares of common stock of PR Specialists in exchange for cash consideration, pursuant to the terms and conditions set forth on Schedule 1.1 attached hereto.

1.2	Delivery of Stock.  Upon the execution of this Option
        Agreement, the Stockholder shall deposit, or cause to be deposited, with the Exchange Agent (as described in the Escrow Agreement, attached hereto as Exhibit B, for the benefit of the Optionees, the Stockholder's certificate(s) representing the fully paid and nonassessable shares of

         EXHIBIT B TO SCHEDULE 13D to Schedule 13D


        common stock of PR Specialists subject to the Options that is to be exchanged for the consideration described in subparagraph 2.1 below.

1.3 Exercise of Option. In the event an Optionee exercises any part or all of the Options described herein, upon such exercise, (i) the Exchange Agent shall deliver the Stockholder's certificates underlying the exercised Options to the Optionee by hand delivery or by depositing such in the United States mail, postage prepaid. At that same time, the Stockholder shall deliver properly executed stock powers, bank medallion signature guaranteed to the Optionee by hand delivery or by depositing such in the United States mail, postage prepaid..

1.4	Effective Date. The effective date of the transactions
        described in this Option Agreement shall be the date of the Closing Event, so long as all of the conditions contained in paragraph 7 of this Option Agreement shall have been satisfied or waived as provided herein (the "Effective Date").

1.5	Further Assurances. From and after the Effective Date, the
        Stockholder and the Optionees shall (i) provide such further assurances to each other, (ii) execute and deliver all such further instruments and papers, (iii) provide such records and information and (iv) take such further action as may be appropriate to carry out the transactions contemplated by and to accomplish the purposes of this Option Agreement.


2.      Consideration for the Transfer of Shares of Stock.

2.1 Cash Consideration for the Exercise of the Options. As consideration for the exercise of the Options and the resulting transfer of shares of stock described in subparagraph 1.1 above, an Optionee shall transfer to the Stockholder, on the date the Optionee exercises such Option(s), the consideration described in Schedule 1.1 attached hereto.

2.2	Delivery of Cash Consideration to the Stockholder.  Upon an
        Optionee's exercise of an Option or Options during an Exercise Period, the Optionee shall deliver the applicable cash consideration described in subparagraph 2.1 to the Stockholder by hand delivery or by depositing such in the United States mail, postage prepaid, to the Stockholder.

2.3	Exercise of Options.  Subject to the limitations set forth
        in this Option Agreement, in order to exercise the Option or Options granted hereunder, the Optionee shall provide written notice to the Stockholder specifying the number of whole shares of the Stockholder's shares of common stock of PR Specialists the Optionee is purchasing. The written notice shall be provided to the Stockholder pursuant to the procedures described in subparagraph 11.7 below.

         EXHIBIT B TO SCHEDULE 13D to Schedule 13D



3.      Additional Terms and Conditions.

3.1 Adjustment. Notwithstanding any adjustments contemplated in the PR Specialists/Servitrust Exchange Agreement, in the event of a stock split, stock dividend, combination of shares or any other change in the common stock of PR Specialists, a dividend or other distribution payable in cash or property, or an exchange of the common stock of PR Specialists for other securities, reclassification, reorganization, redesignation, merger, consolidation, recapitalization, liquidation or other similar event, the parties agree that appropriate, proportionate adjustments shall occur with respect to the subject matters and terms contained within this Option Agreement.

3.2 Option Confers No Rights as Common Stockholder. An Optionee shall not be entitled to any privileges of ownership with respect to shares of common stock of PR Specialists subject to this Option Agreement unless and until such shares are purchased and delivered pursuant to the exercise of an Option or Options, in whole or in part, and the Optionee becomes a stockholder of record with respect to such delivered shares; and the Optionee shall not be considered a stockholder of PR Specialists with respect to any such shares not so purchased and delivered.

4.      Representations and Warranties of the Stockholder. The
        Stockholder represents and warrants to the Optionees as follows:

4.1 Title to Shares of Common Stock of PR Specialists. The Stockholder has good and marketable title to the number of shares of common stock of PR Specialists to be transferred to the Optionees pursuant to subparagraph 1.1 of this Option Agreement. There is no third party lien, claim or interest against such shares, currently or threatened, and such shares are unencumbered.

4.2 Transferability of Shares of Common Stock of PR Specialists. The Stockholder has full power and authority to transfer the shares of common stock of PR Specialists to be transferred to the Optionees pursuant to this Option Agreement, and the execution, delivery and performance of this Option Agreement does not require the consent, approval or authorization of any third party, including any governmental authority.

4.3	No Conflict. The execution and delivery of this Option
        Agreement and the consummation of the transactions contemplated hereby shall not result in a breach of, or constitute a default under or a violation of the provisions of any agreement or other instrument to which the Stockholder is a party or by which the Stockholder is bound or of any law, ordinance, regulation, decree or order applicable to the Stockholder, and shall not conflict with any provision of PR Specialists's articles of incorporation, bylaws or other similar documents.

4.4     No Brokers.     All negotiations relative to the execution
        and delivery of this Option Agreement and the consummation of the transactions contemplated hereby have been carried

         EXHIBIT B TO SCHEDULE 13D to Schedule 13D


        on by each Stockholder in a manner directly with the Optionees, without the intervention of any other person, and shall not give rise to any valid claim against any of the parties for any finder's fee, brokerage commission or similar payment.

4.5     No Untrue Statements.   In connection with the execution and
        delivery of this Option Agreement and the consummation of the transactions contemplated hereby, no statement the Stockholder has made in this Option Agreement, and no written statement contained in any certificate, schedule or other document required to be furnished by the Stockholder to the Optionees pursuant to this Option Agreement, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary in order to make the statements not misleading.

4.6 Acknowledgment. The Stockholder acknowledges that the Stockholder has had the benefit of financial and legal advisors with respect to this Option Agreement and that the Stockholder is not relying upon the Optionees or any person on behalf of or retained by the Optionees for any disclosure of information with respect to this Option Agreement. Notwithstanding, nothing in this subparagraph
        4.6 shall be a defense to or mitigation of any breach by an Optionee of the Optionee's representations and warranties set forth in this Option Agreement.


5.	Representations and Warranties of the Optionee. Each
        Optionee represents and warrants to the Stockholder as follows:

5.1 Transferability of Consideration. On the Effective Date, the Optionee shall have full power and authority to transfer to the Stockholder the consideration to be transferred to the Stockholder pursuant to subparagraph 1.1 of this Option Agreement. The execution, delivery and performance of this Option Agreement does not require the consent, approval or authorization of any third party, including any governmental authority.

5.2 No Conflict. The execution and delivery of this Option Agreement and the consummation of the transactions contemplated hereby shall not result in a breach of, or constitute a default under or a violation of the provisions of any agreement or other instrument to which the Optionee is a party or by which the Optionee is bound or of any law, ordinance, regulation, decree or order applicable to the Optionee.

5.3     No Brokers.     All negotiations relative to the execution
        and delivery of this Option Agreement and the consummation of the transactions contemplated hereby have been carried on by the Optionee in a manner directly with each Stockholder, without the intervention of any other person, and shall not give rise to any valid claim against any of the parties for any finder's fee, brokerage commission or similar payment.

         EXHIBIT B TO SCHEDULE 13D to Schedule 13D



5.4     No Untrue Statements.   In connection with the execution and
        delivery of this Option Agreement and the consummation of the transactions contemplated hereby, no statement the Optionee has made in this Option Agreement, and no written statement contained in any certificate, schedule or other document required to be furnished by the Optionee to the Stockholder pursuant to this Option Agreement, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary in order to make the statements not misleading.

6.      Additional Representations and Warranties.

6.1 Economic Risk; Sophistication. The Optionees and the Stockholder represent and warrant that they (i) fully understand the nature, scope and duration of this Option Agreement, and (ii) have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of entering into this Option Agreement, and therefore have the capacity to protect their own interests in connection therewith.



7.      Conditions to Closing.

7.1 The obligation of the Stockholder to consummate the transactions contemplated in this Option Agreement with each Optionee is subject to the fulfillment or written waiver by the Stockholder prior to or as of the Effective Date of each of the following conditions

        (a) Representations and Warranties. All representations and warranties set forth in this Option Agreement shall be true and correct as of the date of this Option Agreement and as of the Effective Date, as though made as of the Effective Date (except for representations and warranties that, by their express terms, speak to some other date).

        (b) Performance. The Optionees shall have performed in all material respects all obligations required to be performed by it under this Option Agreement at or prior to the Effective Date.

7.2 The obligation of each Optionee to consummate the transactions contemplated in this Option Agreement is subject to the fulfillment or written waiver by an Optionee prior to or as of the Effective Date of each of the following conditions:

        (a) Representations and Warranties. All representations and warranties set forth in this Option Agreement shall be true and correct as of the date of this Option Agreement and as of the Effective Date, as though made as of the Effective Date (except for representations and warranties that, by their express terms, speak to some other date).

         EXHIBIT B TO SCHEDULE 13D to Schedule 13D



        (b) Performance. The Stockholder shall have performed in all material respects all obligations required to be performed by it under this Option Agreement at or prior to the Effective Date.


8.      Transfer Documents. The Stockholder and the Optionees shall
        (i) make such other agreements and execute such other documents as the parties determine necessary to effectuate the transactions contemplated by this Option Agreement, and
        (ii) provide the other party with such additional information and documents as may reasonably be requested in connection with the securities exchanged hereunder, including information necessary to substantiate the tax basis of such securities.

9. Mutual Representation and Warranty. The Stockholder and the Optionees represent and warrant to each other that this Option Agreement is the legal, valid and binding obligation of each party hereto, enforceable against each Optionee or the Stockholder, as the case may be, in accordance with the terms hereof.

10.     Termination and Effect.

10.1	Mutual Consent. This Option Agreement may be terminated and
        the transactions contemplated herein may be abandoned if, at any time prior to the Effective Date, by mutual consent of the Optionees and the Stockholder.

10.2 Failure to Close. This Option Agreement shall be terminated and the transactions contemplated herein shall be abandoned if the Closing Event does not occur by April 30, 2002 (the "Termination Date"), which is the "Drop Dead Date" described in the PR Specialists/Servitrust Exchange Agreement. The parties agree, however, that in the event the parties to the PR Specialists/Servitrust Exchange Agreement agree to extend such "Drop Dead Date", then the Termination Date described in this subparagraph 10.2 shall be extended to the date which is the same date as the extended "Drop Dead Date".

10.3 Effect of Termination. In the event this Option Agreement is terminated and the transactions contemplated herein are abandoned for any reason other than as set forth in subparagraphs 10.1 or 10.2 hereof, such termination will not relieve the breaching party from liability for any willful breach of this Agreement giving rise to such termination.

11.     Miscellaneous.

11.1	Survival of Representations and Warranties; Limitation of
        Liability. The representations and warranties of each of the parties contained herein shall survive the execution and delivery hereof, and performance of obligations hereunder, and continue in full force and effect forever hereafter (subject to any applicable statutes of limitations).

         EXHIBIT B TO SCHEDULE 13D to Schedule 13D

11.2 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person or entity other than the parties and their respective successors, assigns, heirs or legal representatives, as the case may be.

11.3 Entire Agreement. This Option Agreement (including the documents referred to herein and the Schedules hereto) constitutes the entire agreement among the parties and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, to the extent they related in any way to the subject matter hereof.

11.4 Succession and Assignment. This Option Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors, assigns, heirs or legal representatives, as the case may be.

11.5 Counterparts. This Option Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

11.6 Headings. The paragraph and subparagraph headings contained in this Option Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Option Agreement.

11.7	Notices.  Any notice, request, demand, or communication
        required or permitted to be given by any provision of this Agreement shall be deemed to have been delivered, given, and received for all purposes if written and if (i) delivered personally, by facsimile, or by courier or delivery service, at the time of such delivery; or (ii) directed by registered or certified United States mail, postage and charges prepaid, addressed to the intended recipient, at the address specified below, two business days after such delivery to the United States Postal Service.

        If to Stockholder:         Mr. Bryan Eggers
                                   6041 Pomegranate Lane
                                   Woodland Hills, California 91367

        If to Optionee:            With respect to the Optionees, at the
                                   address set forth next to their name
                                   on Schedule 1.1.

	Any party may change the address to which notices are to be mailed by giving notice as provided herein to all other parties.


11.8 Governing Law. This Option Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Florida.

         EXHIBIT B TO SCHEDULE 13D to Schedule 13D


11.9 Amendments and Waivers. No amendment of any provision of this Option Agreement shall be valid unless the same shall be in writing and signed by each of the parties hereto. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

11.10   Severability. Any term or provision of this Option
        Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

11.11	Conflict of Terms. In the event of a conflict of terms and
        conditions between this Option Agreement and any other agreement, the terms and conditions of this Option
        Agreement shall prevail.

11.12   General Interpretive Principles. For purposes of this
        Option Agreement, except as otherwise expressly provided or unless the context otherwise requires:

  (a) The terms defined in this Option Agreement include the plural as well as the singular, and the use of any gender herein shall be deemed to include the other gender;
  (b) Accounting terms not otherwise defined herein have the meanings given to them in accordance with generally accepted accounting principles;
  (c) References herein to "paragraphs", "subparagraphs" and other subdivisions without reference to a document are to designated paragraphs, subparagraphs and other subdivisions of this Option Agreement;
  (d) A reference to a subparagraph without further reference to a paragraph is a reference to such subparagraph as contained in the same paragraph in which the reference appears;
  (e) The words "herein", "hereof", "hereunder" and other words of similar import refer to this Option Agreement as a whole and not to any particular provision; and
  (f) The term "include" or "including" shall mean without limitation by reason of enumeration.

         EXHIBIT B TO SCHEDULE 13D to Schedule 13D


11.13 Incorporation of Schedules. The schedules identified in this Option Agreement are incorporated herein by reference and made a part hereof.

	In Witness, the parties have duly executed this Option Agreement as of the date first above written.


                                             STOCKHOLDER:


____________________                         ________________________
Name:_______________                         Bryan Eggers




              [See Counterpart Signature Pages Attached]

         EXHIBIT B TO SCHEDULE 13D to Schedule 13D

                       COUNTERPART SIGNATURE PAGE
                                   TO
                         STOCK OPTION AGREEMENT
                        (the "Option Agreement")
                          dated March 6, 2002
                           between and among
                     Bryan Eggers, the Stockholder
                                  and
                    the Optionees whose signatures
           appear on the Counterpart Signature Pages thereto
           -------------------------------------------------

	By execution of this Counterpart Signature Page and upon acknowledgment by Bryan Eggers, the Stockholder, the undersigned agrees to become a party to and be bound by the terms of the Option Agreement, and the undersigned shall be deemed an "Optionee" under the Option Agreement.



[Individuals]                           [Entities]


__________________________________	___________________________________

                                        By:________________________________
Name: _________________                 Name:______________________________
                                        Title:_____________________________
Date: __________________                Date:______________________________



                           ACKNOWLEDGMENT:
                           ---------------

	Bryan Eggers, the Stockholder, hereby acknowledges execution of this Counterpart Signature Page by the above Optionee(s).


                                        STOCKHOLDER:


                                        ____________________________
                                        Bryan Eggers

         EXHIBIT B TO SCHEDULE 13D to Schedule 13D

                             Schedule 1.1

                     Transfer of Shares of Stock

	Pursuant to the terms of the Option Agreement, on the Effective Date, in exchange for $50,000 cash, the Stockholder shall grant and each Optionee shall acquire, the Option(s), whereby during the Exercise Periods described below, each Optionee will be provided the opportunity to exercise such Option(s) and purchase the Stockholder's shares of common stock of PR Specialists in exchange for cash consideration, all pursuant to the terms and conditions set forth below.

	Pursuant to the terms of the Option Agreement, the Optionee (or his agent) agrees to deliver to the Stockholder (or his agent) all of the consideration set forth next to such Optionee's name. Also, pursuant to the terms of the Option Agreement, the Stockholder (or his agent) agrees to deliver to the Optionee (or his agent) the Stockholder's original PR Specialists common stock share certificates, along with any necessary stock transfer stamps and duly executed stock powers in a form satisfactory to the Optionee (or his agent).


------------------------------------------------------------------------------------------------
Name and Address                No. of shares      Per Share        Total      Exercise Period
of Optionee                         of          Consideration  Consideration       From-To
                                Stockholder's     to be Paid      to be Paid
                                PR Specialists       Upon         Upon Full
                                 common stock     Exercise of    Exercise of
                                 under Option      Option $        Option $

------------------------------------------------------------------------------------------------
Barry Kaplan                        61,224          $0.10        $6,122.40       5/1/02-7/5/02
934 N. University Drive, #158       61,224          $0.10        $6,122.40       7/6/02-8/5/02
Coral Springs, FL 33071             61,224          $0.10        $6,122.40       8/6/02-9/5/02
                                    61,224          $0.10        $6,122.40       9/6/02-10/6/02
                                    61,224          $0.10        $6,122.40       10/7/02-11/6/02
                                    61,224          $0.10        $6,122.40       11/7/02-12/7/02
                                    61,227          $0.10        $6,122.70       12/8/02-1/7/03
-------------------------------------------------------------------------------------------------
Allen W. Gelman                     61,224          $0.10        $6,122.40       5/1/02-7/5/02
728 NW 177th Avenue                 61,224          $0.10        $6,122.40       7/6/02-8/5/02
Pembroke Pines, FL 33029            61,224          $0.10        $6,122.40       8/6/02-9/5/02
                                    61,224          $0.10        $6,122.40       9/6/02-10/6/02
                                    61,224          $0.10        $6,122.40       10/7/02-11/6/02
                                    61,224          $0.10        $6,122.40       11/7/02-12/7/02
                                    61,227          $0.10        $6,122.70       12/8/02-1/7/03
-------------------------------------------------------------------------------------------------
Jeffery C. Taylor                   61,224          $0.10        $6,122.40       5/1/02-7/5/02
90 Edgewater Dr.,                   61,224          $0.10        $6,122.40       7/6/02-8/5/02
PH 24                               61,224          $0.10        $6,122.40       8/6/02-9/5/02
Coral Gables, FL 33133              61,224          $0.10        $6,122.40       9/6/02-10/6/02
                                    61,224          $0.10        $6,122.40       10/7/02-11/6/02
                                    61,224          $0.10        $6,122.40       11/7/02-12/7/02
                                    61,227          $0.10        $6,122.70       12/8/02-1/7/03
-------------------------------------------------------------------------------------------------


         EXHIBIT B TO SCHEDULE 13D to Schedule 13D


------------------------------------------------------------------------------------------------
Nelson Family Trust,            61,224              $0.10        $6,122.40       5/1/02-7/5/02
Douglas Nelson, Trustee         61,224              $0.10        $6,122.40       7/6/02-8/5/02
375 Falls Point Trail           61,224              $0.10        $6,122.40       8/6/02-9/5/02
Alpharetta, Georgia 30022       61,224              $0.10        $6,122.40       9/6/02-10/6/02
                                61,224              $0.10        $6,122.40       10/7/02-11/6/02
                                61,224              $0.10        $6,122.40       11/7/02-12/7/02
                                61,227              $0.10        $6,122.70       12/8/02-1/7/03
------------------------------------------------------------------------------------------------
William Bosso,                  61,224              $0.10        $6,122.40       5/1/02-7/5/02
400 Hampton View Court          61,224              $0.10        $6,122.40       7/6/02-8/5/02
Alpharetta, Georgia 30004       61,224              $0.10        $6,122.40       8/6/02-9/5/02
                                61,224              $0.10        $6,122.40       9/6/02-10/6/02
                                61,224              $0.10        $6,122.40       10/7/02-11/6/02
                                61,224              $0.10        $6,122.40       11/7/02-12/7/02
                                61,227              $0.10        $6,122.70       12/8/02-1/7/03
------------------------------------------------------------------------------------------------
Rudolph Services Group, Inc.    61,224              $0.10        $6,122.40       5/1/02-7/5/02
780 S. Sapadilla Avenue         61,224              $0.10        $6,122.40       7/6/02-8/5/02
Suite 406                       61,224              $0.10        $6,122.40       8/6/02-9/5/02
West Palm Beach, Florida 33401  61,224              $0.10        $6,122.40       9/6/02-10/6/02
                                61,224              $0.10        $6,122.40       10/7/02-11/6/02
                                61,224              $0.10        $6,122.40       11/7/02-12/7/02
                                61,227              $0.10        $6,122.70       12/8/02-1/7/03
------------------------------------------------------------------------------------------------
Mario Chang                     61,224              $0.10        $6,122.40       5/1/02-7/5/02
13337 South Street              61,224              $0.10        $6,122.40       7/6/02-8/5/02
Suite 188                       61,224              $0.10        $6,122.40       8/6/02-9/5/02
Cerritos, California            61,224              $0.10        $6,122.40       9/6/02-10/6/02
90703-7300                      61,224              $0.10        $6,122.40       10/7/02-11/6/02
                                61,224              $0.10        $6,122.40       11/7/02-12/7/02
                                61,227              $0.10        $6,122.70       12/8/02-1/7/03
------------------------------------------------------------------------------------------------

         EXHIBIT B TO SCHEDULE 13D to Schedule 13D



                              EXTENSION AGREEMENT

        THIS EXTENSION AGREEMENT (the "Extension Agreement") is entered into as of the 1st day of July, 2002 by and between Bryan Eggers and the persons whose signatures appear below.

        Whereas Bryan Eggers and the persons whose signatures appear below entered into a Stock Option Agreement ("Option Agreement"), dated March 6, 2002.

        Whereas, the parties have agreed to amend the exercise periods and other terms described on Schedule 1.1 attached to the Option Agreement.

	Now therefore:

    1. In consideration of the sum of $10.00 and other good and valuable consideration, the receipt of which is acknowledged by the parties, the parties agree to amend the exercise periods and other terms described on Schedule 1.1 attached to the Option Agreement to reflect the exercise periods and other terms described on Schedule 1.1 attached to this Extension Agreement.

    2. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

	IN WITNESS WHEREOF, the parties have executed this Extension Agreement as of the date first written above.

________________________                          ________________________
Witness                                           Bryan Eggers

________________________                          ________________________
Witness                                           Barry Kaplan

________________________                          ________________________
Jeffery C. Taylor                                 Allen W. Gelman

________________________                          ________________________
William Bosso                                     Jeffery C. Taylor

________________________                          ________________________
Mario Chang                                       The Nelson Trust,
                                                  Shari Schulweis, Trustee

________________________
Rudolph Services Group, Inc.,
Patrick O'Keefe, President




         EXHIBIT B TO SCHEDULE 13D




                                 Schedule 1.1

                          Transfer of Shares of Stock

        Pursuant to the terms of the Option Agreement, on the Effective Date, in exchange for $50,000 cash, the Stockholder shall grant and each Optionee shall acquire, the Option(s), whereby during the Exercise Periods described below, each Optionee will be provided the opportunity to exercise such Option(s) and purchase the Stockholder's shares of common stock of PR Specialists in exchange for cash consideration, all pursuant to the terms and conditions set forth below.

        Pursuant to the terms of the Option Agreement, the Optionee (or his agent) agrees to deliver to the Stockholder (or his agent) all of the consideration set forth next to such Optionee's name. Also, pursuant to the terms of the Option Agreement, the Stockholder (or his agent) agrees to deliver to the Optionee (or his agent) the Stockholder's original PR Specialists common stock share certificates, along with any necessary stock transfer stamps and duly executed stock powers in a form satisfactory to the Optionee (or his agent).


-------------------------------------------------------------------------------------

Name and Address    No. of shares      Per Share          Total      Exercise Period
of Optionee              of           Consideration   Consideration      From-To
                    Stockholder's    to be Paid        to be Paid
                    PR Specialists       Upon           Upon Full
                     common stock     Exercise of      Exercise of
                     under Option      Option $          Option $
-------------------------------------------------------------------------------------

Barry Kaplan          61,224           $0.10          $6,122.40      5/1/02-7/31/02
934 N. University     61,224           $0.10          $6,122.40      8/1/02-8/31/02
Drive, #158           61,224           $0.10          $6,122.40      9/1/02-9/30/02
Coral Springs, FL     61,224           $0.10          $6,122.40      10/1/02-10/31/02
33071                 61,224           $0.10          $6,122.40      11/1/01-11/30/02
                      61,224           $0.10          $6,122.40      12/1/02-12/31/02
                      61,227           $0.10          $6,122.70      1/1/03-1/31/03
-------------------------------------------------------------------------------------
Allen W. Gelman       61,224           $0.10          $6,122.40      5/1/02-7/31/02
728 NW 177th Avenue   61,224           $0.10          $6,122.40      8/1/02-8/31/02
Pembroke Pines, FL    61,224           $0.10          $6,122.40      9/1/02-9/30/02
33029                 61,224           $0.10          $6,122.40      10/1/02-10/31/02
                      61,224           $0.10          $6,122.40      11/1/02-11/30/02
                      61,224           $0.10          $6,122.40      12/1/02-12/31/02
                      61,227           $0.10          $6,122.70      1/1/03-1/31/03
-------------------------------------------------------------------------------------
Jeffery C. Taylor     61,224           $0.10          $6,122.40      5/1/02-7/31/02
90 Edgewater Dr.,     61,224           $0.10          $6,122.40      8/1/02-8/31/02
PH 24                 61,224           $0.10          $6,122.40      9/1/02-9/30/02
Coral Gables, FL      61,224           $0.10          $6,122.40      10/1/02-10/31/02
33133                 61,224           $0.10          $6,122.40      11/1/02-11/30/02
                      61,224           $0.10          $6,122.40      12/1/02-12/31/02
                      61,227           $0.10          $6,227.70      1/1/03-1/31/03
-------------------------------------------------------------------------------------
The Nelson Trust      61,224           $0.10          $6,122.40      5/1/02-7/31/02
Shari Schulweis,      61,224           $0.10          $6,122.40      8/1/02-8/31/02
Trustee               61,224           $0.10          $6,122.40      9/1/02-9/30/02
22 Bittern Drive,     61,224           $0.10          $6,122.40      10/1/02-10/31/02
Nanuet, New York      61,224           $0.10          $6,122.40      11/1/02-11/30/02
10954                 61,224           $0.10          $6,122.40      12/1/02-12/31/02
                      61,227           $0.10          $6,227,70      1/1/03-1/31/03
-------------------------------------------------------------------------------------




         EXHIBIT B TO SCHEDULE 13D





-------------------------------------------------------------------------------------

William Bosso,        61,224           $0.10          $6,122.40     5/1/02-7/31/02
400 Hampton View      61,224           $0.10          $6,122.40     8/1/02-8/31/02
Court                 61,224           $0.10          $6,122.40     9/1/02-9/30/02
Alpharetta, Georgia   61,224           $0.10          $6,122.40     10/1/02-10/31/02
30004                 61,224           $0.10          $6,122.40     11/1/02-11/30/02
                      61,224           $0.10          $6,122.40     12/1/02-12/31/02
                      61,227           $0.10          $6,122,70     1/1/03-1/31/03
-------------------------------------------------------------------------------------
Rudolph Services      61,224           $0.10          $6,122.40     5/1/02-7/31/02
Group, Inc.           61,224           $0.10          $6,122.40     8/1/02-8/31/02
780 S. Sapadilla      61,224           $0.10          $6,122.40     9/1/02-9/30/02
Avenue                61,224           $0.10          $6,122.40     10/1/02-10/31/02
Suite 406             61,224           $0.10          $6,122.40     11/1/02-11/30/02
West Palm Beach       61,224           $0.10          $6,122.40     12/1/02-12/31/02
Florida 33401         61,227           $0.10          $6,122.70     1/1/03-1/31/03
-------------------------------------------------------------------------------------
Mario Chang           61,224           $0.10          $6,122.40     5/1/02-7/31/02
13337 South Street    61,224           $0.10          $6,122.40     8/1/02-8/31/02
Suite 188             61,224           $0.10          $6,122.40     9/1/02-9/30/02
Cerritos, California  61,224           $0.10          $6,122.40     10/1/02-10/31/02
90703-7300            61,224           $0.10          $6,122.40     11/1/02-11/31/02
                      61,224           $0.10          $6,122.40     12/1/02-12/31/02
                      61,227           $0.10          $6,122.70     1/1/03-1/31/03
-------------------------------------------------------------------------------------





         EXHIBIT B TO SCHEDULE 13D




                                 Exhibit "B"


                     Joel Arberman Option Agreement
                Dated March 6, 2002, Amended July 1, 2002




         EXHIBIT B TO SCHEDULE 13D



                            STOCK OPTION AGREEMENT

	THIS STOCK OPTION AGREEMENT (the "Option Agreement") is entered into as of the 6th day of March, 2002 by and between Joel Arberman (the
"Stockholder"); and the persons whose signatures appear on the Counterpart Signature Pages of this Option Agreement (the "Optionees", and each of those persons individually, an "Optionee").

	WHEREAS, the Stockholder is a stockholder of PR Specialists, Inc. a Delaware corporation ("PR Specialists"), and currently owns 1,500,000 shares of common stock of PR Specialists;

	WHEREAS, PR Specialist's common stock currently trades on the over-the-counter bulletin board with an average bid/ask price of approximately $0.10 per share;

        WHEREAS, pursuant to the terms and conditions of that certain exchange agreement of even date hereof (the "PR Specialists/Servitrust Exchange Agreement"), a copy of which is attached hereto as Exhibit A, PR Specialists will exchange shares of its common stock for common stock of Servitrust Corp., a Florida corporation;

        WHEREAS, upon the closing of the PR Specialists/Servitrust Exchange Agreement (the "Closing Event"), the Stockholder wishes to sell and each Optionee wishes to purchase options, whereby during certain exercise dates, the Optionees will be provided the opportunity to purchase up to 1,350,000 of the Stockholder's shares of common stock of PR Specialists in exchange for cash consideration, all pursuant to the terms and conditions of this Option Agreement;

	NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:


        1.      Grant of Option for Transfer of Shares of Stock.

        1.1 Stockholder's Option Grant for Transfer of Shares of Stock. In exchange for $35,000.00, the Stockholder shall grant and the Optionees shall acquire, an option (the "Option" or "Options"), whereby during the exercise periods (the "Exercise Periods") described on Schedule 1.1 attached hereto, the Optionees will be provided the opportunity to exercise such Options and purchase certain of the Stockholder's shares of common stock of PR Specialists in exchange for cash consideration, pursuant to the terms and conditions set forth on Schedule 1.1 attached hereto.

        1.2 Delivery of Stock. Upon the execution of this Option Agreement, the Stockholder shall deposit, or cause to be deposited, with the Exchange Agent (as described in the Escrow Agreement, attached hereto as Exhibit B, for the benefit of the Optionees, the Stockholder's certificate(s) representing the fully paid and nonassessable shares of common stock of




         EXHIBIT B TO SCHEDULE 13D                                1




                PR Specialists subject to the Options that is to be exchanged for the consideration described in subparagraph
                2.1 below.

	1.3	Exercise of Option.  In the event an Optionee exercises any
                part or all of the Options described herein, upon such exercise, (i) the Exchange Agent shall deliver the Stockholder's certificates underlying the exercised Options to the Optionee by hand delivery or by depositing such in the United States mail, postage prepaid. At that same time, the Stockholder shall deliver properly executed stock powers, bank medallion signature guaranteed to the Optionee by hand delivery or by depositing such in the United States mail, postage prepaid..

	1.4	Effective Date. The effective date of the transactions
                described in this Option Agreement shall be the date of the Closing Event, so long as all of the conditions contained in paragraph 7 of this Option Agreement shall have been satisfied or waived as provided herein (the "Effective Date").

        1.5 Further Assurances. From and after the Effective Date, the Stockholder and the Optionees shall (i) provide such further assurances to each other, (ii) execute and deliver all such further instruments and papers, (iii) provide such records and information and (iv) take such further action as may be appropriate to carry out the transactions contemplated by and to accomplish the purposes of this Option Agreement.

	2. 	Consideration for the Transfer of Shares of Stock.

        2.1 Cash Consideration for the Exercise of the Options. As consideration for the exercise of the Options and the resulting transfer of shares of stock described in subparagraph 1.1 above, an Optionee shall transfer to the Stockholder, on the date the Optionee exercises such Option(s), the consideration described in Schedule
                1.1 attached hereto.

        2.2 Delivery of Cash Consideration to the Stockholder. Upon an Optionee's exercise of an Option or Options during an Exercise Period, the Optionee shall deliver the applicable cash consideration described in subparagraph 2.1 to the Stockholder by hand delivery or by depositing such in the United States mail, postage prepaid, to the Stockholder.

        2.3 Exercise of Options. Subject to the limitations set forth in this Option Agreement, in order to exercise the Option or Options granted hereunder, the Optionee shall provide written notice to the Stockholder specifying the number of whole shares of the Stockholder's shares of common stock of PR Specialists the Optionee is purchasing. The written notice shall be provided to the Stockholder pursuant to the procedures described in subparagraph 11.7 below.




         EXHIBIT B TO SCHEDULE 13D                                2




	3.	Additional Terms and Conditions.

	3.1	Adjustment. Notwithstanding any adjustments contemplated
                in the PR Specialists/Servitrust Exchange Agreement, in the event of a stock split, stock dividend, combination of shares or any other change in the common stock of PR Specialists, a dividend or other distribution payable in cash or property, or an exchange of the common stock of PR Specialists for other securities, reclassification, reorganization, redesignation, merger, consolidation, recapitalization, liquidation or other similar event, the parties agree that appropriate, proportionate adjustments shall occur with respect to the subject matters and terms contained within this Option Agreement.

	3.2	Option Confers No Rights as Common Stockholder. An Optionee
                shall not be entitled to any privileges of ownership with respect to shares of common stock of PR Specialists subject to this Option Agreement unless and until such shares are purchased and delivered pursuant to the exercise of an Option or Options, in whole or in part, and the Optionee becomes a stockholder of record with respect to such delivered shares; and the Optionee shall not be considered a stockholder of PR Specialists with respect to any such shares not so purchased and delivered.

        4. Representations and Warranties of the Stockholder. The Stockholder represents and warrants to the Optionees as follows:

        4.1 Title to Shares of Common Stock of PR Specialists. The Stockholder has good and marketable title to the number of shares of common stock of PR Specialists to be transferred to the Optionees pursuant to subparagraph 1.1 of this Option Agreement. There is no third party lien, claim or interest against such shares, currently or threatened, and such shares are unencumbered.

	4.2	Transferability of Shares of Common Stock of PR Specialists.
                The Stockholder has full power and authority to transfer the shares of common stock of PR Specialists to be transferred to the Optionees pursuant to this Option Agreement, and the execution, delivery and performance of this Option Agreement does not require the consent, approval or authorization of any third party, including any governmental authority.

        4.3 No Conflict. The execution and delivery of this Option Agreement and the consummation of the transactions contemplated hereby shall not result in a breach of, or constitute a default under or a violation of the provisions of any agreement or other instrument to which the Stockholder is a party or by which the Stockholder is bound or of any law, ordinance, regulation, decree or order applicable to the Stockholder, and shall not conflict with any provision of PR Specialists's articles of incorporation, bylaws or other similar documents.

        4.4 No Brokers. All negotiations relative to the execution and delivery of this Option Agreement and the consummation of the




         EXHIBIT B TO SCHEDULE 13D                                3



                transactions contemplated hereby have been carried on by each Stockholder in a manner directly with the Optionees, without the intervention of any other person, and shall not give rise to any valid claim against any of the parties for any finder's fee, brokerage commission or similar payment.

        4.5     No Untrue Statements.   In connection with the execution and
                delivery of this Option Agreement and the consummation of the transactions contemplated hereby, no statement the Stockholder has made in this Option Agreement, and no written statement contained in any certificate, schedule or other document required to be furnished by the Stockholder to the Optionees pursuant to this Option Agreement, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary in order to make the statements not misleading.

	4.6 	Acknowledgment. The Stockholder acknowledges that the
                Stockholder has had the benefit of financial and legal advisors with respect to this Option Agreement and that the Stockholder is not relying upon the Optionees or any person on behalf of or retained by the Optionees for any disclosure of information with respect to this Option Agreement. Notwithstanding, nothing in this subparagraph 4.6 shall be a defense to or mitigation of any breach by an Optionee of the Optionee's representations and warranties set forth in this Option Agreement.

        5. Representations and Warranties of the Optionee. Each Optionee represents and warrants to the Stockholder as follows:

        5.1 Transferability of Consideration. On the Effective Date, the Optionee shall have full power and authority to transfer to the Stockholder the consideration to be transferred to the Stockholder pursuant to subparagraph 1.1 of this Option Agreement. The execution, delivery and performance of this Option Agreement does not require the consent, approval or authorization of any third party, including any governmental authority.

	5.2	No Conflict. The execution and delivery of this Option
                Agreement and the consummation of the transactions contemplated hereby shall not result in a breach of, or constitute a default under or a violation of the provisions of any agreement or other instrument to which the Optionee is a party or by which the Optionee is bound or of any law, ordinance, regulation, decree or order applicable to the Optionee.

        5.3 No Brokers. All negotiations relative to the execution and delivery of this Option Agreement and the consummation of the transactions contemplated hereby have been carried on by the Optionee in a manner directly with each Stockholder, without the intervention of any other person, and shall not give rise to any valid claim against any of the parties for any finder's fee, brokerage commission or similar payment.




         EXHIBIT B TO SCHEDULE 13D                                4




        5.4 No Untrue Statements. In connection with the execution and delivery of this Option Agreement and the consummation of the transactions contemplated hereby, no statement the Optionee has made in this Option Agreement, and no written statement contained in any certificate, schedule or other document required to be furnished by the Optionee to the Stockholder pursuant to this Option Agreement, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary in order to make the statements not misleading.

	6.	Additional Representations and Warranties.

	6.1	Economic Risk; Sophistication. The Optionees and the
                Stockholder represent and warrant that they (i) fully understand the nature, scope and duration of this Option Agreement, and (ii) have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of entering into this Option Agreement, and therefore have the capacity to protect their own interests in connection therewith.

        7.      Conditions to Closing.

	7.1	The obligation of the Stockholder to consummate the
                transactions contemplated in this Option Agreement with each Optionee is subject to the fulfillment or written waiver by the Stockholder prior to or as of the Effective Date of each of the following conditions:

               (a) Representations and Warranties. All representations and warranties set forth in this Option Agreement shall be true and correct as of the date of this Option Agreement and as of the Effective Date, as though made as of the Effective Date (except for representations and warranties that, by their express terms, speak to some other date)

               (b) Performance. The Optionees shall have performed in all material respects all obligations required to be performed by it under this Option Agreement at or prior to the Effective Date.

        7.2 The obligation of each Optionee to consummate the transactions contemplated in this Option Agreement is subject to the fulfillment or written waiver by an Optionee prior to or as of the Effective Date of each of the following conditions:

               (a) Representations and Warranties. All representations and warranties set forth in this Option Agreement shall be true and correct as of the date of this Option Agreement and as of the Effective Date, as though made as of the Effective Date (except for representations and warranties that, by their express terms, speak to some other date).




         EXHIBIT B TO SCHEDULE 13D                                5




               (b) Performance. The Stockholder shall have performed in all material respects all obligations required to be performed by it under this Option Agreement at or prior to the Effective Date.

        8.      Transfer Documents. The Stockholder and the Optionees shall
                (i) make such other agreements and execute such other documents as the parties determine necessary to effectuate the transactions contemplated by this Option Agreement, and
                (ii) provide the other party with such additional information and documents as may reasonably be requested in connection with the securities exchanged hereunder, including information necessary to substantiate the tax basis of such securities.

        9. Mutual Representation and Warranty. The Stockholder and the Optionees represent and warrant to each other that this Option Agreement is the legal, valid and binding obligation of each party hereto, enforceable against each Optionee or the Stockholder, as the case may be, in accordance with the terms hereof.

	10. 	Termination and Effect.

        10.1 Mutual Consent. This Option Agreement may be terminated and the transactions contemplated herein may be abandoned if, at any time prior to the Effective Date, by mutual consent of the Optionees and the Stockholder.

        10.2 Failure to Close. This Option Agreement shall be terminated and the transactions contemplated herein shall be abandoned if the Closing Event does not occur by April 30, 2002 (the "Termination Date"), which is the "Drop Dead Date" described in the PR Specialists/Servitrust Exchange Agreement. The parties agree, however, that in the event the parties to the PR Specialists/Servitrust Exchange Agreement agree to extend such "Drop Dead Date", then the Termination Date described in this subparagraph 10.2 shall be extended to the date which is the same date as the extended "Drop Dead Date".

        10.3 Effect of Termination. In the event this Option Agreement is terminated and the transactions contemplated herein are abandoned for any reason other than as set forth in subparagraphs 10.1 or 10.2 hereof, such termination will not relieve the breaching party from liability for any willful breach of this Agreement giving rise to such termination.

        11.     Miscellaneous.

        11.1 Survival of Representations and Warranties; Limitation of Liability. The representations and warranties of each of the parties contained herein shall survive the execution and delivery hereof, and performance of obligations hereunder, and continue in full force and effect forever hereafter (subject to any applicable statutes of limitations).





         EXHIBIT B TO SCHEDULE 13D                                6




	11.2	No Third Party Beneficiaries. This Agreement shall not
                confer any rights or remedies upon any person or entity other than the parties and their respective successors, assigns, heirs or legal representatives, as the case may be.

	11.3	Entire Agreement. This Option Agreement (including the
                documents referred to herein and the Schedules hereto) constitutes the entire agreement among the parties and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, to the extent they related in any way to the subject matter hereof.

        11.4 Succession and Assignment. This Option Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors, assigns, heirs or legal representatives, as the case may be.

	11.5	Counterparts. This Option Agreement may be executed in one
                or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

        11.6 Headings. The paragraph and subparagraph headings contained in this Option Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Option Agreement.

        11.7 Notices. Any notice, request, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been delivered, given, and received for all purposes if written and if (i) delivered personally, by facsimile, or by courier or delivery service, at the time of such delivery; or (ii) directed by registered or certified United States mail, postage and charges prepaid, addressed to the intended recipient, at the address specified below, two business days after such delivery to the United States Postal Service.

	If to Stockholder:		Mr. Joel Arberman
					6041 Pomegranate Lane
					Woodland Hills, California 91367

        If to Optionee:                 With respect to the Optionees, at the
                                        address set forth next to their name
					on Schedule 1.1.

        Any party may change the address to which notices are to be mailed by giving notice as provided herein to all other parties.



	11.8	Governing Law. This Option Agreement shall be governed by,
                and construed in accordance with, the laws of the State of Florida without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Florida.




         EXHIBIT B TO SCHEDULE 13D                                7



	11.9	Amendments and Waivers. No amendment of any provision of
                this Option Agreement shall be valid unless the same shall be in writing and signed by each of the parties hereto. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

	11.10	Severability. Any term or provision of this Option Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

        11.11 Conflict of Terms. In the event of a conflict of terms and conditions between this Option Agreement and any other agreement, the terms and conditions of this Option Agreement shall prevail.

        11.12 General Interpretive Principles. For purposes of this Option Agreement, except as otherwise expressly provided or unless the context otherwise requires:

        (a) The terms defined in this Option Agreement include the plural as well as the singular, and the use of any gender herein shall be deemed to include the other gender;
        (b) Accounting terms not otherwise defined herein have the meanings given to them in accordance with generally accepted accounting principles;
        (c) References herein to "paragraphs", "subparagraphs" and other subdivisions without reference to a document are to designated paragraphs, subparagraphs and other subdivisions of this Option Agreement;
        (d) A reference to a subparagraph without further reference to a paragraph is a reference to such subparagraph as contained in the same paragraph in which the reference appears;
        (e) The words "herein", "hereof", "hereunder" and other words of similar import refer to this Option Agreement as a whole and not to any particular provision; and
        (f) The term "include" or "including" shall mean without limitation by reason of enumeration.




         EXHIBIT B TO SCHEDULE 13D                                8





	11.13	Incorporation of Schedules. The schedules identified in
                this Option Agreement are incorporated herein by reference and made a part hereof.

	In Witness, the parties have duly executed this Option Agreement as of the date first above written.


                                              STOCKHOLDER:


____________________                          ________________________
Name:_______________                          Joel Arberman




                [See Counterpart Signature Pages Attached]




         EXHIBIT B TO SCHEDULE 13D                                9




                          COUNTERPART SIGNATURE PAGE
                                     TO
                            STOCK OPTION AGREEMENT
                           (the "Option Agreement")
                              dated March 6, 2002
                               between and among
                         Joel Arberman, the Stockholder
                                     and
                         the Optionees whose signatures
             appear on the Counterpart Signature Pages thereto
      ---------------------------------------------------------------

	By execution of this Counterpart Signature Page and upon acknowledgment by Joel Arberman, the Stockholder, the undersigned agrees to become a party to and be bound by the terms of the Option Agreement, and the undersigned shall be deemed an "Optionee" under the Option Agreement.


[Individuals]                           [Entities]


__________________________________	___________________________________

                                        By:________________________________
Name: _________________                 Name:______________________________
                                        Title:_____________________________
Date: __________________                Date:______________________________



                               ACKNOWLEDGMENT:
                               ---------------

        Joel Arberman, the Stockholder, hereby acknowledges execution of this Counterpart Signature Page by the above Optionee(s).


                                              STOCKHOLDER:


                                              ____________________________
                                              Joel Arberman




         EXHIBIT B TO SCHEDULE 13D                                10




                              Schedule 1.1

                       Transfer of Shares of Stock

        Pursuant to the terms of the Option Agreement, on the Effective Date, in exchange for $35,000 cash, the Stockholder shall grant and each Optionee shall acquire, the Option(s), whereby during the Exercise Periods described below, each Optionee will be provided the opportunity to exercise such Option(s) and purchase the Stockholder's shares of common stock of PR Specialists in exchange for cash consideration, all pursuant to the terms and conditions set forth below.

        Pursuant to the terms of the Option Agreement, the Optionee (or his agent) agrees to deliver to the Stockholder (or his agent) all of the consideration set forth next to such Optionee's name. Also, pursuant to the terms of the Option Agreement, the Stockholder (or his agent) agrees to deliver to the Optionee (or his agent) the Stockholder's original PR Specialists common stock share certificates, along with any necessary stock transfer stamps and duly executed stock powers in a form satisfactory to the Optionee (or his agent).


Name and Address  No. of shares     Per Share        Total      Exercise Period
of Optionee            of         Consideration  Consideration       From-To
                  Stockholder's    to be Paid      to be Paid
                  PR Specialists      Upon         Upon Full
                   common stock    Exercise of    Exercise of
                   under Option     Option $        Option $

-------------------------------------------------------------------------------
Barry Kaplan          27,551        $0.10        $2,755.10      5/1/02-7/5/02
934 N. University     27,551        $0.10        $2,755.10      7/6/02-8/5/02
Drive, #158           27,551        $0.10        $2,755.10      8/6/02-9/5/02
Coral Springs, FL     27,551        $0.10        $2,755.10      9/6/02-10/6/02
33071                 27,551        $0.10        $2,755.10      10/7/02-11/6/02
                      27,551        $0.10        $2,755.10      11/7/02-12/7/02
                      27,551        $0.10        $2,755.10      12/8/02-1/7/03
-------------------------------------------------------------------------------
Allen W. Gelman       27,551        $0.10        $2,755.10      5/1/02-7/5/02
728 NW 177th Avenue   27,551        $0.10        $2,755.10      7/6/02-8/5/02
Pembroke Pines, FL    27,551        $0.10        $2,755.10      8/6/02-9/5/02
33029                 27,551        $0.10        $2,755.10      9/6/02-10/6/02
                      27,551        $0.10        $2,755.10      10/7/02-11/6/02
                      27,551        $0.10        $2,755.10      11/7/02-12/7/02
                      27,551        $0.10        $2,755.10      12/8/02-1/7/03
-------------------------------------------------------------------------------
Jeffery C. Taylor     27,551        $0.10        $2,755.10       5/1/02-7/5/02
90 Edgewater Dr.,     27,551        $0.10        $2,755.10      7/6/02-8/5/02
PH 24                 27,551        $0.10        $2,755.10      8/6/02-9/5/02
Coral Gables, FL      27,551        $0.10        $2,755.10      9/6/02-10/6/02
33133                 27,551        $0.10        $2,755.10      10/7/02-11/6/02
                      27,551        $0.10        $2,755.10      11/7/02-12/7/02
                      27,551        $0.10        $2,755.10      12/8/02-1/7/03
------------------------------------------------------------------------------




         EXHIBIT B TO SCHEDULE 13D                                11



-------------------------------------------------------------------------------
Nelson Family Trust   27,551        $0.10        $2,755.10      5/1/02-7/5/02
Douglas Nelson,       27,551        $0.10        $2,755.10      7/6/02-8/5/02
Trustee               27,551        $0.10        $2,755.10      8/6/02-9/5/02
375 Falls Point Trail 27,551        $0.10        $2,755.10      9/6/02-10/6/02
Alpharetta, Georgia   27,551        $0.10        $2,755.10      10/7/02-11/6/02
30022                 27,551        $0.10        $2,755.10      11/7/02-12/7/02
                      27,551        $0.10        $2,755.10      12/8/02-1/7/03
-------------------------------------------------------------------------------
William Bosso,        27,551        $0.10        $2,755.10      5/1/02-7/5/02
400 Hampton View      27,551        $0.10        $2,755.10      7/6/02-8/5/02
Court                 27,551        $0.10        $2,755.10      8/6/02-9/5/02
Alpharetta, Georgia   27,551        $0.10        $2,755.10      9/6/02-10/6/02
30004                 27,551        $0.10        $2,755.10      10/7/02-11/6/02
                      27,551        $0.10        $2,755.10      11/7/02-12/7/02
                      27,551        $0.10        $2,755.10      12/8/02-1/7/03
-------------------------------------------------------------------------------
Rudolph Services      27,551        $0.10        $2,755.10      5/1/02-7/5/02
Group, Inc.           27,551        $0.10        $2,755.10      7/6/02-8/5/02
780 S. Sapadilla      27,551        $0.10        $2,755.10      8/6/02-9/5/02
Avenue                27,551        $0.10        $2,755.10      9/6/02-10/6/02
Suite 406             27,551        $0.10        $2,755.10      10/7/02-11/6/02
West Palm Beach       27,551        $0.10        $2,755.10      11/7/02-12/7/02
Florida 33401         27,551        $0.10        $2,755.10      12/8/02-1/7/03
-------------------------------------------------------------------------------
Mario Chang           27,551        $0.10        $2,755.10      5/1/02-7/5/02
13337 South Street    27,551        $0.10        $2,755.10      7/6/02-8/5/02
Suite 188             27,551        $0.10        $2,755.10      8/6/02-9/5/02
Cerritos, California  27,551        $0.10        $2,755.10      9/6/02-10/6/02
90703-7300            27,551        $0.10        $2,755.10      10/7/02-11/6/02
                      27,551        $0.10        $2,755.10      11/7/02-12/7/02
                      27,551        $0.10        $2,755.10      12/8/02-1/7/03
-------------------------------------------------------------------------------




         EXHIBIT B TO SCHEDULE 13D                                12



                              EXTENSION AGREEMENT

	THIS EXTENSION AGREEMENT (the "Extension Agreement") is entered into as of the 1st day of July, 2002 by and between Joel Arberman and the persons whose signatures appear below.

	Whereas Joel Arberman and the persons whose signatures appear below entered into a Stock Option Agreement ("Option Agreement"), dated March 6, 2002.

	Whereas, the parties have agreed to amend the exercise periods and other terms described on Schedule 1.1 attached to the Option
Agreement.

	Now therefore:



    1. In consideration of the sum of $10.00 and other good and valuable consideration, the receipt of which is acknowledged by the parties, the parties agree to amend the exercise periods and other terms described on Schedule 1.1 attached to the Option Agreement to reflect the exercise periods and other terms described on Schedule
         1.1 attached to this Extension Agreement.

    2. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

        IN WITNESS WHEREOF, the parties have executed this Extension Agreement as of the date first written above.


___________________________                 ___________________________
Witness                                     Joel Arberman

___________________________                 ___________________________
Witness                                     Barry Kaplan

___________________________                 ___________________________
Jeffery C. Taylor                           Allen W. Gelman

___________________________                 ___________________________
William Bosso                               Jeffery C. Taylor

___________________________                 ___________________________
Mario Chang                                 The Nelson Trust,
                                            Shari Schulweis, Trustee

___________________________
Rudolph Services Group, Inc.,
Patrick O'Keefe, President




         EXHIBIT B TO SCHEDULE 13D                                1

                             Schedule 1.1

                    Transfer of Shares of Stock

        Pursuant to the terms of the Option Agreement, on the Effective Date, in exchange for $35,000 cash, the Stockholder shall grant and each Optionee shall acquire, the Option(s), whereby during the Exercise Periods described below, each Optionee will be provided the opportunity to exercise such Option(s) and purchase the Stockholder's shares of common stock of PR Specialists in exchange for cash consideration, all pursuant to the terms and conditions set forth below.

        Pursuant to the terms of the Option Agreement, the Optionee (or his agent) agrees to deliver to the Stockholder (or his agent) all of the consideration set forth next to such Optionee's name. Also, pursuant to the terms of the Option Agreement, the Stockholder (or his agent) agrees to deliver to the Optionee (or his agent) the Stockholder's original PR Specialists common stock share certificates, along with any necessary stock transfer stamps and duly executed stock powers in a form satisfactory to the Optionee (or his agent).


-------------------------------------------------------------------------------
Name and Address No. of shares     Per Share        Total      Exercise Period
of Optionee           of         Consideration  Consideration       From-To
                 Stockholder's    to be Paid      to be Paid
                 PR Specialists      Upon         Upon Full
                  common stock    Exercise of    Exercise of
                  under Option     Option $        Option $

-------------------------------------------------------------------------------
Barry Kaplan          27,551        $0.10        $2,755.10     5/1/02-7/31/02
934 N. University     27,551        $0.10        $2,755.10     8/1/02-8/31/02
Drive, #158           27,551        $0.10        $2,755.10     9/1/02-9/30/02
Coral Springs, FL     27,551        $0.10        $2,755.10     10/1/02-10/31/02
33071                 27,551        $0.10        $2,755.10     11/1/02-11/30/02
                      27,551        $0.10        $2,755.10     12/1/02-12/31/02
                      27,551        $0.10        $2,755.10     1/1/03-1/31/03
-------------------------------------------------------------------------------
Allen W. Gelman       27,551        $0.10        $2,755.10     5/1/02-7/31/02
728 NW 177th Avenue   27,551        $0.10        $2,755.10     8/1/02-8/31/02
Pembroke Pines, FL    27,551        $0.10        $2,755.10     9/1/02-9/30/02
33029                 27,551        $0.10        $2,755.10     10/1/02-10/31/02
                      27,551        $0.10        $2,755.10     11/1/02-11/30/02
                      27,551        $0.10        $2,755.10     12/1/02-12/31/02
                      27,551        $0.10        $2,755.10     1/1/03-1/31/03
-------------------------------------------------------------------------------
Jeffery C. Taylor     27,551        $0.10        $2,755.10     5/1/02-7/31/02
90 Edgewater Dr.,     27,551        $0.10        $2,755.10     8/1/02-8/31/02
PH 24                 27,551        $0.10        $2,755.10     9/1/02-9/30/02
Coral Gables, FL      27,551        $0.10        $2,755.10     10/1/02-10/31/02
33133                 27,551        $0.10        $2,755.10     11/1/02-11/30/02
                      27,551        $0.10        $2,755.10     12/1/02-12/31/02
                      27,551        $0.10        $2,755.10     1/1/03-1/31/03
-------------------------------------------------------------------------------
Nelson Family Trust   27,551        $0.10        $2,755.10     5/1/02-7/31/02
Shari Schulweis,,     27,551        $0.10        $2,755.10     8/1/02-8/31/02
Trustee               27,551        $0.10        $2,755.10     9/1/02-9/30/02
22 Bittern Drive,     27,551        $0.10        $2,755.10     10/1/02-10/31/02
Nanuet, New York      27,551        $0.10        $2,755.10     11/1/02-11/30/02
10954                 27,551        $0.10        $2,755.10     12/1/02-12/31/02
                      27,551        $0.10        $2,755.10     1/1/03-1/31/03
-------------------------------------------------------------------------------




         EXHIBIT B TO SCHEDULE 13D                                2




------------------------------------------------------------------------------
William Bosso,       27,551        $0.10        $2,755.10     5/1/02-7/31/02
400 Hampton View     27,551        $0.10        $2,755.10     8/1/02-8/31/02
Court                27,551        $0.10        $2,755.10     9/1/02-9/30/02
Alpharetta, Georgia  27,551        $0.10        $2,755.10     10/1/02-10/31/02
30004                27,551        $0.10        $2,755.10     11/1/02-11/30/02
                     27,551        $0.10        $2,755.10     12/1/02-12/31/02
                     27,551        $0.10        $2,755.10     1/1/03-1/31/03
------------------------------------------------------------------------------
Rudolph Services     27,551        $0.10        $2,755.10     5/1/02-7/31/02
Group, Inc.          27,551        $0.10        $2,755.10     8/1/02-8/31/02
780 S. Sapadilla     27,551        $0.10        $2,755.10     9/1/02-9/30/02
Avenue               27,551        $0.10        $2,755.10     10/1/02-10/31/02
Suite 406            27,551        $0.10        $2,755.10     11/1/02-11/30/02
West Palm Beach,     27,551        $0.10        $2,755.10     12/1/02-12/31/02
Florida 33401        27,551        $0.10        $2,755.10     1/1/03-1/31/03
------------------------------------------------------------------------------
Mario Chang          27,551        $0.10        $2,755.10     5/1/02-7/31/02
13337 South Street   27,551        $0.10        $2,755.10     8/1/02-8/31/02
Suite 188            27,551        $0.10        $2,755.10     9/1/02-9/30/02
Cerritos, California 27,551        $0.10        $2,755.10     10/1/02-10/31/02
90703-7300           27,551        $0.10        $2,755.10     11/1/02-11/30/02
                     27,551        $0.10        $2,755.10     12/1/02-12/31/02
                     27,551        $0.10        $2,755.10     1/1/03-1/31/03
------------------------------------------------------------------------------




         EXHIBIT B TO SCHEDULE 13D                                3